SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549
                         ___________

                        SCHEDULE 13 D

           Under the Securities Exchange Act of 1934

                      (Amendment No. 3)


                  Mariner Health Group, Inc.
________________________________________________________________
                        (Name of Issuer)

           Common Stock, $.01 par value per share
_________________________________________________________________
                (Title of Class of Securities)


                           68 45J 109
_________________________________________________________________
                         (CUSIP Number)

                        Samuel B. Kellett
                        1935 Garraux Road
                       Atlanta, Georgia 30327
                         (404) 233-7281
_________________________________________________________________
        (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                         July 21, 1997
________________________________________________________________
     (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following. [ ]

CUSIP No.     68 45J 109          13D               Page 2 of 6
Pages
________________________________________________________________

 (1) Name of Reporting Person:
          Samuel B. Kellett
     S.S. or I.R.S. Identification Nos. of Above Person:
________________________________________________________________

 (2) Check the Appropriate Box if a Member of a Group     (a) [X]
                                                          (b) [ ]
________________________________________________________________
 (3) SEC Use Only
________________________________________________________________
 (4) Source of Funds: OO
________________________________________________________________

 (5) Check Box if Disclosure of Legal Proceedings is Required
pursuant to Items 2(d) or 2(e) [  ]
________________________________________________________________

 (6) Citizenship or Place of Organization: United States of
America
________________________________________________________________

Number of Shares          (7)  Sole Voting Power: 2,208,946*
Beneficially Owned by     _______________________________________
Each Reporting            (8)  Shared Voting Power: 0
Person With               _______________________________________
                          (9)  Sole Dispositive Power: 2,208,946*
                          _______________________________________
                          (10) Shared Dispositive Power: 0
________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting
Person:
          Samuel B. Kellett: 2,208,946
________________________________________________________________
(12) Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares      [ ]
________________________________________________________________
(13) Percent of Class Represented by Amount in Row (11):
          Samuel B. Kellett: 7.5%
________________________________________________________________
(14) Type of Reporting Person: IN
________________________________________________________________

*Includes 18,750 shares owned by Samuel B. Kellett as trustee of the Margaret M. Varnado trust dated July 30, 1976. As trustee Mr. Kellett has the sole voting and dispositive power over these shares. The shares owned by Mr. Kellett individually are subject to the terms of the Stockholders Agreement described in Item 6.

                                              Page 3 of 6 Pages

Item 1. Security and Issuer.

     Common stock, $.01 par value per share

     Mariner Health Group, Inc.
     125 Eugene O'Neill Drive
     New London, Connecticut 06320

Item 2.  Identity and Background.

     (a)  Name.

          Samuel B. Kellett

     (b)  Residence or Business Address.

          1935 Garraux Road
          Atlanta, Georgia 30327

     (c)  Present Principal Occupation.

          President and Owner, Samuel B. Kellett Investments

     (d)  Conviction(s) in Any Criminal Proceeding.

          Not Applicable.

     (e)  Party to Civil Proceeding(s) Pertaining to State or
          Federal Securities Laws.

          Not Applicable.

     (f)  Citizenship.

          United States of America

Item 3.  Source and Amount of Funds or Other Consideration.

     2,072,696 of the shares of the common Stock, $.01 par value per share (the "Common Stock") of Mariner Health Group, Inc. ("Mariner") owned by Mr. Kellett were acquired as consideration for the merger (the "Merger") of Blue Corporation, a Georgia corporation and a wholly-owned subsidiary of Mariner ("Blue"), into and with Convalescent Services, Inc., a Georgia corporation ("CSI"). Prior to the Merger, Mr. Kellett owned 364 shares of the capital stock of CSI. The remaining 136,250 shares of Common Stock beneficially owned by Mr. Kellett not acquired in the merger consist of 115,000 shares purchased by Mr. Kellett After the Merger in the open market at prices prevailing at the time of purchase, 2,500 shares subject to currently exercisable options granted to Mr. Kellett, and 18,750 shares owned by Mr. Kellett as trustee of the Margaret M. Varnado trust dated July 30, 1976. As trustee Mr. Kellett has the sole voting and dispositive power over these shares.


                                              Page 4 of 6 Pages

Item 4.  Purpose of Transaction.

     The shares of Common Stock acquired by Mr. Kellett pursuant to the merger were acquired solely as consideration for the Merger and as an investment by Mr. Kellett. The remaining shares were acquired by Mr. Kellett for investment purposes.

Item 5. Interest in Securities of the Issuer.

     (a) Aggregate Number and Percentage of Securities
Beneficially Owned.

                    2,208,946                7.5%
                    (See Note 1 below)

Note 1:

Includes 2,187,696 shares owned directly by Mr. Kellett; 2,500 shares subject to options owned by Mr. Kellett; and 18,750 shares owned by Mr. Kellett as trustee of the Margaret M. Varnado trust dated July 30, 1976. As trustee Mr. Kellett has the sole voting and dispositive power over these shares.

     (b) Number of Shares as to which Reporting Person has:

          (i)Sole Power to Vote or Direct the Vote: 2,208,946*

*The total includes 18,750 shares owned by Mr. Kellett as trustee of the Margaret M. Varnado trust dated July 30, 1976. As trustee Mr. Kellett has the sole voting and dispositive power over these shares. The shares owned by Mr. Kellett individually are subject to the terms of the Stockholders Agreement described in Item 6.

          (ii) Shared Power to Vote or Direct the Vote: 0

          (iii) Sole Power to Dispose or Direct the Disposition of: 2,208,946*

*The total includes 18,750 shares owned by Mr. Kellett as trustee of the Margaret M. Varnado trust dated July 30, 1976. As trustee Mr. Kellett has the sole voting and dispositive power over these shares. The shares owned by Mr. Kellett individually are subject to the terms of the Stockholders Agreement described in Item 6.

          (iv) Shared Power to Dispose or Direct the Disposition of: 0

     (c)  Transactions effected since last Schedule 13D filing.

     In October 1996 Mr. Kellett purchased 115,000 shares of
Mariner common stock individually, and 18,750 shares as trustee of the Margaret M. Varnado trust dated July 30, 1976. On May 30,

                                              Page 5 of 6 Pages

1997 Mr. Kellett, Mariner, and other members of the Kellett Stockholders Group entered into an amendment of the Stockholders Agreement. A copy of the amendment is included as an exhibit to this filing. On July 21, 1997 Mr. Kellett was elected and currently serves as a member of the Board of Directors of Mariner. Also on July 21, 1997 Mr. Kellett was granted an option to purchase 2,500 shares of Mariner common stock.

     (d)  Other Person with Right to Receive or Direct the
          Receipt of Dividends from the Proceeds of the Sale of the Securities.

                    Not Applicable

     (e) Date upon which the Reporting Person Ceased to be the Beneficial Owner of more than 5% of the Securities.

                    Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Pursuant to the Stockholders Agreement, the Stockholders, acting through their designated agent (the "Stockholders Agent") may designate one nominee for election to the Board of Directors of Mariner. Mariner is then obligated to use all reasonable efforts to cause the person designated by the Stockholders Agent to be appointed or elected to the Board of Directors of Mariner. The Stockholders, and any permitted transferees, must vote all shares of Mariner Common Stock entitled to vote in the election of directors for the election as directors of all persons nominated by Mariner's Board of Directors.

     In addition to the provisions governing the election of directors, the Stockholders Agreement (i) limits the ability of the Stockholders to acquire additional shares of Mariner Common Stock, (ii) grants to Mariner a right of first refusal to purchase shares of Common Stock owned by the Shareholders and
(iii) limits the transfer of the shares of Common Stock acquired by the Stockholders in the Merger.

Item 7.  Exhibits.

     Second Amended and Restated Stockholders Agreement dated as of May 30, 1997 by and among Mariner, Stiles A. Kellett, Jr., Samuel B. Kellett, the four Kellett children's trusts, Kellett Partners, L.P., Stiles A. Kellett, III, and Barbara Katherine Kellett.

                                              Page 6 of 6 Pages

                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   November 13, 1997
                                   ______________________________
                                   (Date)


                                   /s/ Samuel B. Kellett
                                   ______________________________
                                   Samuel B. Kellett